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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                         Commission File Number  0-16337
                                                                 -------
   FIRST USA BANK, NATIONAL ASSOCIATION, as Registrant with respect to
                         First Chicago Master Trust II
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             (Exact name of registrant as specified in its charter)

          201 North Walnut Street, Wilmington, DE 19801  302-594-4000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

              Floating Rate Credit Card Certificates Series 1994-K
              ----------------------------------------------------
            (Title of each class of securities covered by this Form)

See list below*
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [x]               Rule 12h-3(b)(1)(i)        [x]

Rule 12g-4(a)(1)(ii)     [ ]               Rule 12h-3(b)(1)(ii)       [ ]

Rule 12g-4(a)(2)(i)      [ ]               Rule 12h-3(b)(2)(i)        [ ]

Rule 12g-4(a)(2)(ii)     [ ]               Rule 12h-3(b)(2)(ii)       [ ]

                                           Rule 15d-6                 [ ]

     Approximate number of holders of record as of the certification or notice
date:    0
      ---------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    FIRST USA BANK, NATIONAL ASSOCIATION
Date:  March 28, 2000               By:    /s/Tracie H. Klein
     -------------------                   ------------------
                                    Name:  Tracie H. Klein
                                    Title: First Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may by signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


             *Floating Rate Credit Card Certificates Series 1995-M
              Floating Rate Credit Card Certificates Series 1995-O Floating Rate Credit Card Certificates Series 1995-P Floating Rate Asset Backed Certificates Series 1996-Q Floating Rate Asset Backed Certificates Series 1996-R Floating Rate Asset Backed Certificates Series 1996-S Floating Rate Asset Backed Certificates Series 1997-T Floating Rate Asset Backed Certificates Series 1997-U Floating Rate Asset Backed Certificates Series 1998-V Floating Rate Asset Backed Certificates Series 1999-W Floating Rate Asset Backed Certificates Series 1999-X Floating Rate Asset Backed Certificates Series 1999-Y